October 24, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:

Ernest Greene
                              Staff Accountant

Dear Sir:

RE:

Bioshaft Water Technology, Inc. (the “Company”)
Item 4.01 Form 8-K Filed August 5, 2014
Item 4.01 Form 8-K/A Filed August 11, 2014
Item 4.01 Form 8-K/A Filed October 21, 2014
File No. 0-52393

We refer to your letter of October 24, 2014 addressed to the Company.  With regard to the Form 8-K and Form 8-K/A’s referenced herein, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

Yours truly,

BIOSHAFT WATER TECHNOLOGY, INC.

Per:

/s/ Imad Kamel Yassine

Imad Kamel Yassine

Chief Financial Officer, Treasurer

Bioshaft Water Technology, Inc.

111 West Ocean Blvd., 4th Floor, Long Beach, CA, 90802, USA,
Tel. (562) 216-8043, www.bioshaft.com